 Exhibit 99.1

Westport Acquires Prins Autogassystemen

~ Capturing a Complete Portfolio of Alternative Fuel Systems; Expected Accretive Sales and
Operations Synergiesin 2015 and Beyond ~

VANCOUVER, Dec. 2, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles,  today announced that it has acquired Netherlands based Prins Autogassystemen Holding B.V. (Prins) for Euro 12.2 million (approximately U.S.$15.1 million) through a combination of Euro 6.6 million (approximately U.S.$8.2 million) in assumed liabilities and Euro 5.6 million (approximately U.S.$6.9 million) in cash.

Founded in 1986, Prins is a leading developer of high quality alternative fuel systems powered by liquefied petroleum gas (LPG or propane), compressed natural gas (CNG), and liquefied natural gas (LNG) for light-, medium-, and heavy-duty applications. Prins operations in Europe will be combined under the Westport Applied Technologies business unit.

"Prins' globally respected product line, their strong track record in continuous innovation and new product introductions combined with its Original Equipment Manufacturer (OEM) relationships complement our products and OEM coverage to provide us with a great position as the go-to partner for alternative fuels solutions," said Mehran Rahbar, Executive Vice President, On-Road Systems & Applied Technologies of Westport. "Westport has a great deal of experience with natural gas direct injection and believes that the combination of Prins' and Westport's team and technologies will further strengthen Westport's dominant technology portfolio."

"I have been in the automotive industry for more than 20 years with companies like Continental and Siemens VDO, and most recently focussed on our Italian businesses," added Rahbar. "Based on my experience, this acquisition is a significant opportunity for Westport to scale, innovate, and derive sales and operations synergies from the combined business."

"Westport is the leader in natural gas technologies and well-respected by engine and vehicle OEMs in the industry," said Bart van Aerle, CEO of Prins. "Together, we can create the best-in-class alternative fuel systems across multiple fuel platforms and deliver on superior technology and performance characteristics."

Prins Highlights:

•	Euro 19.7 million (approximately U.S.$26.8 million) in revenue for the nine months ended September 30, 2014 compared with Euro 15.1 million (approximately U.S.$20.1 million) for same period last year
•	Euro 23.2 million (approximately U.S.$30.9 million) in revenue for the year ended December 31, 2013 compared with Euro 29.2 million (approximately U.S.$37.7 million) for year ended December 31, 2012
•	Reported EBITDA was Euro 1.5 million (approximately U.S.$2.0 million) for the nine months ended September 30, 2014 compared with Euro 0.4 million (approximately U.S.$0.5 million) for same period last year
•	Reported EBITDA was Euro 0.7 million (approximately U.S.$0.9 million) for the year ended December 31, 2013 compared with Euro 5.3 million (approximately U.S.$6.8 million) for the year ended December 31, 2012
•	Comprehensive product offering – a full suite of alternative fuel systems for bi-fuel, mono-fuel, and dual-fuel applications using LPG, CNG, and LNG
•	Global distribution network – sells to end customers in over 50 countries through OEMs, country importers, and distributors
•	Systems available for top six European OEM truck brands – as well as global OEMs such as Hyundai and Kia
•	Longstanding relationship with top quality suppliers such as Keihin and Bosch
•	Current supplier of Westport Volvo Car business
•	Strong direct injection LPG technology – LPG has a broad application of uses and is a popular alternative fuel in Europe, Asia, and North America
•	A well-developed dual-fuel system – an add-on system for diesel engines with over 100 calibrations for LPG, CNG, and LNG to optimize the diesel replacement rate
•	Unique position with a joint venture in Nigeria with a large industrial customer, operating one of the largest truck fleets in Africa – moving to natural gas trucks built by one of China's largest truck manufacturers with Prins' dual fuel systems
•	Deep engineering and research and development capabilities – extensive multidisciplinary knowledge of systems, software, engineering, electronics, testing, calibration, and certification
•	Proprietary fuel control software – developed in-house, Prins' fuel controller software is an integral part of its product platforms that drives exceptional performance
•	Testing and certification capabilities – the majority of components are tested in-house and comply with European and U.S. Environmental Protection Agency regulations

Synergies Expected with Acquisition:

•	Products – Prins' alternative fuel systems will expand Westport's product portfolio to include direct injection technology for LPG and CNG systems, and a well developed portfolio of diesel dual fuel aftermarket systems
•	Sales – Prins' relationships with global OEMs complement Westport's existing strength in Europe, Asia, and North America and will allow for increased cross-channel sales
•	Geographies – Prins' established footprint in large emerging markets for alternative fuels including Turkey and Africa opens access to new markets for Westport's products
•	Operations – Larger scale allows Westport and Prins to capture cost efficiencies

LPG Market Opportunity:

As a vehicle fuel, LPG—otherwise known as propane or autogas—is relatively clean burning, easy to store and transport, has high energy content, and is widely available in many countries. LPG has a broad application of uses including home heating, agriculture, petrochemicals, and industrial as well as automotive. According to Navigant Research, approximately 9% of the global consumption of LPG in 2012 was used as an automotive transport fuel. Navigant Research indicates that in 2012, there were 1 million light-, medium- and heavy-duty vehicles converted to run on LPG in the world, including 449,000 vehicles in Europe. This is forecasted to grow to 1.4 million in new vehicle sales and conversions in 2020. While global sales of light duty LPG vehicles are projected to grow by 2.6% annually from 2014 to 2035, the Middle East and Africa will show faster growth at 4.7% CAGR. In North America, the annual growth rate of all LPG vehicle sales and conversions will average 4.7% between 2014 and 2035.

Financial Guidance:

Westport does not expect material influence on 2014 revenue or earnings as a result of this transaction due to the timing of closing. Westport expects strong synergies and accretive earnings performance in 2015. Westport will provide 2015 consolidated revenue guidance at the 2014 fiscal year-end conference call.

The foregoing financial outlook information for Westport is being provided for the purposes of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the characteristics of Westport and Prins' fuel systems and technology, demand for LPG vehicles, future interest of OEMs in natural gas products, the timing for and ability of Westport to obtain its revenue and financial results, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our ability to realize expected synergies, revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Nicole Adams, Director, Communications, Westport, T: 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 16:30e 02-DEC-14